

Mail Stop 4631

January 19, 2017

Via E-Mail
Mr. Li Hengfang
Chief Executive Officer
ReTo Eco-Solutions, Inc.
c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People's Republic of China 100101

> **Re: ReTo Eco-Solutions, Inc.**
> **Draft Registration Statement**
> **Submitted December 23, 2016**
> **CIK No. 0001687277**

Dear Mr. Li:

We reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you intend to file by amendment all exhibits. We may have comments on the exhibits after they are filed. Please allow us sufficient time to review these materials before requesting acceleration of the registration statement's effectiveness.

2. Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized on your behalf present to potential

investors in reliance on Section 5(d) of the Securities Act whether or not they retain copies of the communications.

3. Provide us copies of any artwork that you intend to use as soon as possible for our review and comment. Since we may have comments on these materials, you may wish to consider waiting for comments before printing and circulating any artwork.

Registration Statement's Outside Front Cover Page

4. The EDGAR system reflects that your primary standard industrial classification code number is 3290 and not 5032. Please revise.

Prospectus Summary, page 3

5. When discussing your industry and market, please place the discussion in context of your market segment and location. Currently, your discussion of the overall multi-trillion dollar construction industry suggests participation in inapplicable markets and opportunities. Please revise.

6. Please disclose the percentage of revenue derived from each of your product and service offerings. For example, how much revenue does your fly-ash brick product generate versus consulting or production equipment?

We face certain risks in collecting our accounts receivable…, page 14

7. We assume that the statement "For the six months ended June 30, 2016, accounts receivable turnover was 114 days, increased from 147 days in 2015" should read "For the six months ended June 30, 2016 accounts receivable turnover was 114 days, decreased from 147 days in 2015." Please revise or advise.

Risk Factors, page 19

8. We note your disclosure that your senior management lacks experience in managing a public company and complying with the laws applicable to operating a U.S. public company domiciled in the British Virgin Islands. Furthermore, we note that all your operations are conducted outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us information that will help us answer the following questions:

- **How do you maintain your books and records and prepare your financial statements?**

  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- **What is the background of the people involved in your financial reporting?**

  We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

  - what role he or she takes in preparing your financial statements;
  -
  - what relevant education and ongoing training he or she has had relating to U.S. GAAP;
  -
  - the nature of his or her contractual or other relationship to you;
  - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
  -
  - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

  If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

  - the name and address of the accounting firm or organization;
  -
  - the qualifications of their employees who perform the services for your company;
  -
  - how and why they are qualified to prepare your financial statements;
  -
  - how many hours they spent last year performing these services for you; and

- ▪
  - ▪ the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements.

    If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

    - ▪ why you believe they are qualified to prepare your financial statements;
    - ▪
    - ▪ how many hours they spent last year performing these services for you; and
    - ▪
    - ▪ the total amount of fees you paid to each individual in connection with the preparation of your financial statements.
    - ▪
- • **Do you have an audit committee financial expert?**

    We note that you currently have an audit committee. Therefore, please describe the extent of the board of directors' knowledge of U.S. GAAP.

Use of Proceeds, page 36

9. Please help us understand your basis for assuming $4.3 million of offering proceeds will be spent on the acquisitions of complementary businesses if you have not identified an acquisition target at this time. Your disclosures elsewhere indicate that you intend to acquire businesses that are complementary or related in product lines and business structure. Please expand your disclosures to elaborate on what types of businesses would be considered complementary.

Capitalization, page 40

10. Please clearly show in the notes to the capitalization table how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. In that regard we note that your disclosure indicates that the pro forma adjusted amounts are based on the sale of 3,200,000 shares at $5.00, the midpoint of the offering price range, and also reflects the application of the proceeds after deducting the placement fee and estimated offering expenses payable. In your dilution disclosures on page 41, you indicate that the estimated net proceeds from your offering are $13,680,000 after deduction of the underwriting discount and expenses. Based on our calculation, it appears that the pro

forma as adjusted column only includes the gross proceeds of $16,000,000. Please revise or advise.

11. Subsequent to June 30, 2016, you issued 19,530,000 of additional shares for $11,257,500 as part of your reorganization. Given the significant amount of shares that were issued, it would appear that their impact to your capitalization was material. As such, please update your capitalization disclosures to reflect the incremental shares that were issued to your existing shareholders subsequent to June 30, 2016.

Dilution, page 41

12. Similar to our comment about, given the 19,530,000 shares that were issued subsequent to June 30, 2016, please also expand your presentation to present a pro forma net tangible book value amount prior to the offering that reflects the issuance of the 19,530,000 shares in addition to the historical net tangible book value as of the latest period presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

13. If material, please discuss the impact of currency translations on revenues and expenses. Refer to Item 5.A.3 of the Form 20-F.

14. Please expand your disclosures to include a robust analysis of the increasing trends in bad debt expense and related collectability issues. Tell us whether the customers and suppliers that had material collectability issues are the same as of December 31, 2015 and June 30, 2016, and quantify the amount of material unreserved amounts reported that are related to these parties. Discuss whether these collectability issues are unique to these customers and suppliers. To the extent you expect the macroeconomic issues will continue to impact collectability, this would appear to be a known factor materially impacting your operating results and liquidity that should be disclosed, with quantified disclosures of potential future impact where available. See Item 303(a)(1) and Item 303(a)(3) of Regulation S-K. See also Section 501.12 and 501.13 of the Financial Reporting Codification.

15. Please expand your discussion related to the provision of income taxes to provide a more robust discussion around the underlying reasons for each of the material factors that impacted your effective tax rate from period to period. For example, please clearly explain why you were able to benefit from an additional tax holiday in fiscal year 2015 when compared to the prior year. Additionally, please clarify why the favorable tax rate benefit was much larger in fiscal year 2015 when compared to 2014 and whether this factor relates to the disclosure in your effective tax rate reconciliation on page F-22 that indicates that a certain PRC entity receives a more favorable tax rate than the 25% statutory rate in China. Please refer to Item 303(a)(3)

of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 51

16. You believe that your current cash, cash flows provided by operating activities, and access to help from your related party will be sufficient to meet your working capital needs for at least the next 12 months. Please clarify in your disclosures if you have amounts committed to be provided by your related parties. Please also disclose whether or not you are dependent upon this offering to meet your liquidity needs for the next 12 months.

17. Please enhance your liquidity disclosures to address the following:

- Disclose the amount of foreign cash you have as compared to your total amount of cash as of the latest balance sheet date; and

- Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

   Refer to Item 5.B.1(b) of the Form 20-F.

18. We note that although instruments governing the current debts incurred by your China operating companies do not have restrictions on their abilities to pay dividend or make other payments to you, the lender may impose such restriction in the future. Please clarify whether you are referring to new agreements or the ability to impose such restrictions pursuant to current arrangements. If the latter, please ensure that you have an appropriate risk factor addressing this possibility.

Corporate Structure and History, page 62

19. Please describe your partnership with Louisiana Tech University and file any material agreements as exhibits.

Research and Development, page 75

20. Please provide a description of the company's research and development policies for the last three years, Refer to Item 5.C. of Form 20-F.

Properties, page 78

21. Disclosure indicates that you lease six of your facilities. Advise what consideration you have given to filing the lease agreements for these facilities as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Related Party Transactions, page 90

22. We note that Mr. Li Hengfang provides working capital loans to the company. Please disclose all of the information required by Item 7.B of Form 20-F related to these loans.

23. Disclosure indicates that Beijing REIT entered into several short term bank loan agreements for one year from June 2015 to August 2015. Disclose whether these loans were fully repaid upon maturity.

Principal Stockholders, page 91

24. For greater clarity, insert "(6)" after the name of Great Venture Industrial Limited in the table.

Legal Matters, page 111

25. Include counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

Critical Accounting Policies, page 58
Accounts Receivable, net

26. Please expand your disclosure to clarify your typical payment terms with customers and to provide an analysis of days sales outstanding for each balance sheet date presented. Refer to Item 303 of Regulation S-K and Section 501.13 of the Codification of Financial Reporting Policies.

Financial Statements, page F-1
General

27. Please update your financial statements and corresponding financial information included throughout the filing to comply with Item 8.A.4 of the Form 20-F. Refer to Instruction 2 of Item 8.A.4 of the Form 20-F. Alternatively, please submit a formal waiver request to the Division of Corporation Finance´s Office of Chief Accountant. Additional information can be found on our website: http://www.sec.gov/corpfin/Article/contact-us.html.

28. Please provide us an analysis of your accounting for the issuance of 17,830,000 shares in August 2016 at $.25 per share, including the following:

   - Describe the parties and any existing relationship to the company or its officers and shareholders;

   - Explain the fair value and your basis for determining the fair value; and

   - Analyze the increase in the fair value of the company and explain how the value increased in the subsequent five months to reach the $5 midpoint of your expected offering price range.

Note 2. Summary of Significant Accounting Policies, page F-7
Revenue Recognition

29. Based on your disclosures on page 46, it appears that you have begun to provide environmental-protection related consulting services to customers in the second half of 2015. Please expand your disclosures to also include your policy for recognizing revenue related to such services.

30. Given that you now recognize revenues from the sales of products as well as installation services, please clarify whether your customer arrangements include multiple elements. If so, please disclose all of the deliverables included in your multiple-element arrangements pursuant to ASC 605-25. Please also disclose how you determined that it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

31. We note your disclosures that revenues from construction contracts are recognized on the percentage of completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Please disclose the percentage of revenue recognized using the percentage of completion for each of the periods presented. Furthermore, please expand your disclosures to discuss the terms of the construction contract arrangements that you typically enter into, including whether they are on a fixed price, cost reimbursable, cost-plus, time and materials, or combination. Given the different risk levels associated with these contracts, please disclose the percentage of revenue that relates to each contract type for each period presented and also disclose any material differences in recognizing revenues under each of these contract types.

32. On page 14 you discuss security retention where you allow customers to reserve approximately 5-20% of the agreed purchase or installation price for a period of one or two years after you deliver or implement a solution. Please disclose your

accounting for this, including the timing of the related revenue recognition and the location on the balance sheet of any retention receivables.

33. Please expand your disclosure for estimated losses on uncompleted contracts to clarify that the amount is included in cost of revenue and disclose the amount of the provision for estimated losses on uncompleted contracts for each period presented. If they are not considered material, please include a statement to such effect in your disclosures. Please refer to ASC 605-35-45-2 for guidance.

34. We note your disclosure that changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to cost and income could impact your revenue recognition given the company's application of a cost to cost approach in applying the percentage of completion method of revenue recognition. Please provide the disclosures required by ASC 605-35-50-9 and ASC 250-10-50-4 for each period presented. If they are not considered material please include a statement to such effect in your disclosures.

35. Please provide the disclosures required by ASC 605-35-50-6 through 50-8 related to your accounting for claims and unapproved change orders as applicable for revenue recognized using the percentage of completion method.

Advances to Suppliers, page F-9

36. We note your advance to suppliers balance increased significantly during the six months ended June 30, 2016 and is net of an allowance of $133,588. Please tell us the nature of these supplier prepayments, specifically addressing the time it takes to receive delivery of these products and the circumstances that would result in the company not receiving delivery. Also we note your disclosure on page 53 that you increased your advances to suppliers in order to lock in favorable material purchase prices. Please tell us and expand your discussion to discuss the underlying reasons for the sudden increase in advances to suppliers based on your expectation of material prices that existed as of June 30, 2016 and whether or not that is a material trend that is expected to continue. Finally, please confirm that none of these advances relates to related parties and to date how much of the advances to suppliers at June 30, 2016 were delivered.

Earnings Per Share, page F-13

37. Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute EPS in the future but that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. See ASC 260-10-50-1(c).

Note 7 – Property, Plant and Equipment, Net, page F-19

38. The statement of cash flows reports that the reduction of your construction in progress and property and equipment was a source of cash flows of $157,167 for the year ended December 31, 2015. It appears that your construction in progress on the manufacturing plant and production line in REIT Changjiang decreased significantly from $6,059,356 as of December 31, 2014, to $3,949,685 as of December 3, 2015. Total gross property plant and equipment not including your construction in progress balances decreased from $27,148,625 as of December 31, 2014, to $25,772,710 as of December 31, 2015. In order to better understand your accounting for construction in progress please provide the following:

- Explain to us in reasonable detail how the decrease in construction in progress and property and equipment resulted in a source of investing cash flows;

- Explain the facts and circumstances that resulted in the significant decrease in the construction in progress on the manufacturing plant and production line in REIT Changjiang, considering that total gross property plant and equipment also decreased in the period; and

- Provide us, for each period presented, a roll-forward account analysis of your construction in progress account and plant, properties and equipment. Please explain how you relieve the CIP account and record plant, properties and equipment and quantify all activity related to CIP for each period presented.

Note 11- Taxes, page F-22

39. Please tell us how you considered the disclosures required by FASB ASC 740-10-50-2 regarding the components of your deferred tax assets, deferred tax liabilities, and valuation allowance for all periods presented.

Note 14- Equity
Non-Controlling Interest, page F-26

40. We note your disclosure that on February 2, 2015 Wenchang Mingsheng relinquished its interest in REIT Chagjiang and transferred the equity interest to the four shareholders of Bejing REIT. We further note that in your disclosure of the non-cash financing activities in your consolidated statements of cash flows that the withdrawal of capital by the original minority shareholder in REIT Changjiang resulted in the conversion of shareholder loan to equity for $3,325,019. In order to better understand your accounting position, please tell us what the terms of the prior shareholder loan were, whether Wenchang Mingsheng is a related party of the company or its

shareholders, and what consideration, if any, was exchanged for the withdrawal of the capital by Wenchang Mingsheng. In providing your response, please cite the authoritative guidance that you considered in arriving at your accounting treatment.

41. Beijing REIT established a new subsidiary REIT Xinyi wherein Beijing REIT owns 70% equity interest and another minority interest holder contributed the equivalent $48,240 as well as land use rights of 206,667 square meters in exchange for a 30% interest. Based on your consolidated statements of change in equity, you included the capital contribution as part of the non-controlling interest. In order to better understand the accounting, please tell us how you considered the value of the land use rights in its accounting. In that regard, please tell us whether and how you considered the guidance under ASC 845 since it appears that you have received a non-financial asset in addition to cash in exchange for a non- controlling interest.

Note 17- Subsequent Events

42. Please disclose in a note to the financial statements the date through which subsequent events were evaluated as well as whether that date is the date that the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

Via E-mail
Bradley A. Haneberg, Esq.
Matthew B. Chmiel, Esq.
Haneberg Hurlbert PLC
310 Granite Avenue
Richmond, VA 23226